UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PAXMEDICA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70424C104

(CUSIP Number)

August 25, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Blue Cane Partners, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: [Delaware]
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,175,000 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,175,000 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,175,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)(2)
12.	Type of Reporting Person (See Instructions): OO

(1)	Excludes 156,057 shares of common stock, par value $0.0001 per share (the “Common Stock”), as a result of beneficial ownership limitation provisions contained in certain of the Issuer’s security instruments owned by Blue Cane Partners, LLC.
(2)	Percentage calculated based upon 11,779,475 shares of Common Stock outstanding as of September 9, 2022, based on information obtained from the Issuer.

1.	Name of Reporting Persons: Craig Kesselman
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,175,000 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,175,000 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,175,000 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)(2)
12.	Type of Reporting Person (See Instructions): IN

(3)	Excludes 156,057 shares of Common Stock as a result of beneficial ownership limitation provisions contained in certain of the Issuer’s security instruments owned by Blue Cane Partners, LLC.
(4)	Percentage calculated based upon 11,779,475 shares of Common Stock outstanding as of September 9, 2022, based on information obtained from the Issuer.

Item 1.	(a).	Name of Issuer: PaxMedica, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 303 South Broadway, Suite 125 Tarrytown, NY 10591
Item 2(a).		Name of Person Filing: Blue Cane Partners, LLC Craig Kesselman
Item 2(b).		Address of Principal Business Office: 3411 Silverside Road Tatnal Building #104 Wilmington, DE 19810
Item 2(c).		Citizenship: Blue Cane Partners, LLC - [Delaware] Craig Kesselman - United States
Item 2(d).		Title of Class of Securities: Common Stock, par value $0.0001
Item 2(e).		CUSIP Number: 70424C104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership.
	(a)	Amount beneficially owned:(1) Blue Cane Partners, LLC - 1,175,000 Craig Kesselman - 1,175,000
	(b)	Percent of class: Blue Cane Partners, LLC – 9.9% (1)(2) Craig Kesselman – 9.9% (1)(2)
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Blue Cane Partners, LLC - 1,175,000 Craig Kesselman - 1,175,000
(ii) Shared power to vote or to direct the vote: Blue Cane Partners, LLC - 0 Craig Kesselman - 0
(iii) Sole power to dispose or to direct the disposition of: Blue Cane Partners, LLC - 1,175,000 Craig Kesselman - 1,175,000
(iv) Shared power to dispose or to direct the disposition of: Blue Cane Partners, LLC - 0 Craig Kesselman - 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)    Shares reported herein for Blue Cane Partners, LLC (“Blue Cane”) are held directly by Blue Cane. Craig Kesselman (“Mr. Kesselman” and, together with Blue Cane, the “Reporting Persons”), as a member of Blue Cane, has voting and dispositive control over the securities held by Blue Cane and may be deemed to be a beneficial owner of such securities. The amounts beneficially owned by the Reporting Persons exclude 156,057 shares of Common Stock as a result of beneficial ownership limitation provisions contained in certain of the Issuer’s security instruments owned by Blue Cane. Mr. Kesselman disclaims beneficial ownership of the securities held by Blue Cane, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of his pecuniary interest therein.

(2)     Percentage calculated based upon 11,779,475 shares of Common Stock outstanding as of September 9, 2022, based on information obtained from the Issuer.

Exhibits	Exhibit
99.1	Joint Filing Agreement between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 2022

BLUE CANE PARTNERS, LLC

By:	/s/ Craig Kesselman
Name:	Craig Kesselman
Title:	Member

/s/ Craig Kesselman
Craig Kesselman